May 29, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Arthur Sandel and Mr. Brandon Figg

Re:	Verizon ABS II LLC
Verizon Master Trust
Registration Statement on Form SF-3
File Nos. 333-278415 and 333-278415-01

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, each of Verizon ABS II LLC and Verizon Master Trust (each, a “Registrant”) hereby requests that the effective date for Registration Statement Nos. 333-278415 and 333-278415-01 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, May 31, 2024, by 5:00 p.m. (EST), or as soon thereafter as practicable.

Please contact Reed Auerbach of Morgan, Lewis & Bockius LLP at 212-309-6200 when the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Remainder of Page Left Blank]

Very truly yours,

VERIZON ABS II LLC

By: /s/ Scott Krohn
Name:     Scott Krohn
Title:         President